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                                                                      Exhibit 7
[GRAPHIC]  Gerber /R/

           GERBER CHILDRENSWEAR, INC.

           7005 PELHAM ROAD                                       P.O. BOX 3010
           GREENVILLE, S.C. 29615                        GREENVILLE, S.C. 29602
                                                          PHONE: (864) 987-5200


                                 May 24, 2002

To Our Stockholders:

   I am pleased to inform you that Gerber Childrenswear, Inc. (the "Company") has entered into an Agreement and Plan of Merger, dated as of May 15, 2002 (the "Merger Agreement"), providing for the acquisition of the Company by Cradle, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Kellwood Company, a Delaware corporation ("Parent").

   Pursuant to the Merger Agreement, Purchaser has today commenced a tender offer (the "Offer") to purchase all issued and outstanding shares of (i) the Company's Common Stock, par value $.01 per share (the "Voting Common Stock"), and (ii) the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock," and together with the Voting Common Stock, the "Company Common Stock"), for consideration consisting of a combination of cash and the Parent's common stock, par value $.01 per share (the "Parent Common Stock"), with a total value of $6.85 per share, comprised of at least $3.42 in cash (the "Cash Consideration"), net without interest, and up to $3.43 in value of shares of Parent Common Stock (the "Stock Consideration"), calculated as described in the Parent's Preliminary Prospectus and Offer to Purchase under the heading "The Offer," in exchange for each of your shares of Company Common Stock (such Cash Consideration and Stock Consideration, the "Offer Consideration"). The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on June 21, 2002.

   Following consummation of the Offer and subject to certain conditions, the Company will merge with and into the Purchaser (or, if certain events relating to the U.S. federal income tax treatment of the Offer and the merger do not occur, then the Purchaser will be merged with and into the Company) (in either case, the "Merger"). In the Merger, each of the shares of the Company Common Stock not acquired in the Offer will be converted into the right to receive the Offer Consideration.

   Your Board of Directors, by unanimous vote of all directors, has (i) determined that each of the Offer and the Merger, taken together as integral steps of a single plan of reorganization, is fair to, and in the best interests of, the stockholders of the Company, (ii) approved the Merger Agreement and the transactions contemplated thereby, and (iii) recommended acceptance of the Offer and adoption of the Merger Agreement by the stockholders of the Company.

   Enclosed in the package with this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Recommendation"), which is being filed with the Securities and Exchange Commission, and includes information regarding the factors considered by your Board of Directors in its deliberations. Included as Annex A to the Recommendation is a copy of the written opinion, dated May 15, 2002,

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of First Union Securities, Inc. (currently acting under the trade name Wachovia
Securities), the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the Offer Consideration to be received by the unaffiliated stockholders of the Company in the Offer and the Merger pursuant to the Merger Agreement is fair to such stockholders, from a financial point of view. You are urged to read this opinion carefully in its entirety.

   Additional information about the Merger Agreement and the transactions contemplated thereby is also contained in the enclosed Recommendation, and therefore you are urged to read the Recommendation carefully.

   Purchaser's Preliminary Prospectus and Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares, are also enclosed in the package with this letter. These documents set forth in detail the terms and conditions of the Offer and the Merger and provide instructions on how to tender your shares. You are urged to read these enclosed materials carefully.

   If you have any questions or require assistance, please call Innisfree M&A Incorporated at (888) 750-5834. Your Directors thank you for your continued support.

                                          On Behalf of the Board of Directors

                                          Sincerely,
                                         /s/ Edward Kittredge
                                          Edward Kittredge
                                          Chairman, Chief Executive Officer and
                                            President